# TIMOTHY WELLS JR.

## SKILLS

ATDD, Scaled Agile Framework (SAFe) or Optum Scalable Agile Method (OSAM), JavaScript and CSS knowledge, Ruby, WATIR, LINUX, UNIX, PXE, DHCP, TFTP, DNS, NTP, Proxy, Regression testing, load/stress testing, smoke testing, User Acceptance testing UAT, Tarentella, Oracle, Jira, TargetProcess, SQL, Oracle forms, White and Black box testing, E2E methodologies, BugMaster defect tracking tools, Sun Solaris, Java, IDL, Bambo, Rational ClearCase, Rational ClearQuest, POSTGreSQL, SQL databases, Waterfall & Agile methodologies, QA test processes, test planning, testing estimates, test development, test execution, results reporting, Web-based testing HTTP, JSP, XML, XSLT, teamwork skills, analytical skills development skills, new employee training, Software tester mentoring, Cucumber, SCRUM and AGILE methodology, HTML, JavaScript, Jira, Jmeter, Selenium, CDN testing, Cucumber, Soasta, DHCP, CloudTest, Target Process, JSON, VMware, vSphere, Microsoft Hyper-V, Amazon AWS, CrashLytics, Testflight, Xcode, Android Studio, Genymotion, Jenkins. Access and SharePoint, Excel, Visio, PowerPoint, DNS, VOIP, UDP, TCP

## EDUCATION

| | | |
|---|---|---|
| | **Hampton University** | Hampton, VA |
| B.S. Computer Science. | | |
| | **ISTQB** | |
| Certified System Tester | | |
| | **Widener University** | Chester PA, VA |
| MS. Technology Management | | |

## EXPERIENCE

June 2018 – Present          **4th Ave Market**                    Philadelphia, Pennsylvania
*Co-founder, CTO*

- CTO of 4th Ave Market, the largest black-owned online retailer of salon-quality hair color, hair care, personal care, salon and barber supplies.

2016 – Present          **GitHub.com**                    San Francisco, California
*Quality Engineering Manager*

- Rebuilt the Acceptance Test Automation framework to fix issues with timeouts due to scripts running over the 10 minutes threshold. I Parallelized the worker nodes to cut test build time down to 3 minutes by updating the build script. I managed the project to refactored the Flaky test UI which would alert us if one of out test had a false failed then passed after a subsequent run.
- I also managed the companies CI/CD system which was a Jenkins based system with a Docker and Docker image configuration, pushed onto AWS ECS nodes. My Primary goals were to maintain and improve a CI system that pushed over 10,000 builds a day.
- I also managed and maintained Haystack which is our companies internally created production site monitoring tool. It takes metrics of our sites performance, transaction timing, error count etc and outputs it to Datadog to track the health of the site over time as well how the site reacts after a new deploy is pushed.
- I oversaw the team and managed the Hubot, Chatops and Chatterbox areas of responsibility which ate the components that make our chatbot work. Hubot is integrated into every aspect of our business including our deploy system. Users can manage all merges and deploys of a branch through Hubot commands in slack.
- As an Engineering manager for the Quality Org at Github.com, I was responsible for improving our current methodologies for Test Plans, Release Criteria, Automation, and Testing. On a weekly basis, I had to meet with product engineering to coordinate development with the appropriate testing needs as well as facilitate the high-level review of Test Plans and Release Criteria. I also developed a Milestone schedule and project roadmap which helped in scheduling release planning and project status updates. My team also helped develop risk mitigation strategies around failure scenarios.

2014 – 2016          **LivingSocial.com**                    Washington, DC
*Automated Test Script developer/Senior QA Engineer/Mobile App QA test team manager*

- Managed UAT testing with Development and PMs to resolve any issues that arise out of the testing process while escalating issues that may affect the schedule, budget, or quality of the product or the testing process, to management. Built a test strategy for each project and defined and managed the test plan and key deliverables for each level of testing. Developing test cases using ATDD. Defining and reviewing business test scenarios and requirements. Providing input to test conditions, test scripts and test data requirements produced by QA and UAT. Coordinating with development, QA and release teams to ensure that test environments and test data are available to support UAT per schedule. Lead UAT test execution and report test fail test pass results in real time.
- Worked with the project team and stakeholders to finalize business requirements. Collaborating with engineers and analysts in the execution of testing efforts on web applications in the latest version of Chrome, Mozilla FF and Safari browsers. Also mobile testing in mobile browsers via the latest version of android and iOS on mobile devices. Creating virtual test environments using Genymotion and Xcode to test the native developed apps using Crashlystics, Testflight, Genymotion, Android Studio and Testflight.
- Verify the product delivered to test preforms as expected and is displayed correctly in each specified web browser across Windows and iOS. As the lead web applications engineer it is my responsibility to review product specifications and work with others to develop appropriate test strategies, detailed test plans, test cases and test architectures. Pair with project teams to develop appropriate test strategies, Automated scripts and detailed test documentation. Collaborate with Engineers and Analysts in the execution of testing

efforts. Lead formal test documentation reviews of test plans, designs and requirements documents with cross-functional teams. Demo automated Ruby bases Selenium/WATIR test scripts. Work with developers to add automated test into QA/stage/production environments via Github and Jenkins for continuous integration of automated framework.

- In addition to creating automated testing suites, it is also my responsibility to execute black box testing, white box testing, user acceptance testing, and maintenance regression testing. Define test best practices and methodologies while finalizing test architecture and managing automated test suites in github.
- Manage all open bugs and defect tickets assigned to ready for QA. Move all open bugs through the SQA process to resolved and work to keep the QA phase of the sprint on schedule. Data mining using SQL to verify systems update the database as expected via terminal, UNIX and shell related environments. Tail and review log files for runtime errors and environmental defects or issues.
- Work with developers on backend transaction systems for the SFDC saleforce intergration to test complex GUI applications, verification of valid data in database to verify expected results as defined by requirment specifications. Exstensive SQL and data analysis skills. Maintain all manual and automated test scripts, test data, and test environments related to the software quality assurance (SQA) process. Analyze all test results and environmental metrics to give real time feedback during user environment testing.

2009 – 2014        **UrbanOutfitters Corp HQ**        Philadelphia, PA

*QA Team Manager /Senior UAT Analyst*

- Manage the development of automated scripts to regression test the functionality of the Urbanoutfitters.com and Antropologie.com website. Lead Ruby script developers creating WATIR/ Cucumber /RSPEC scripts to regression test the website. Lead the development and continuous improvement of automated test into QA/stage/UAT/production environments via Github and Jenkins for continuous integration of automated framework and manual test framework. Manage UAT and project delivery through the SDLC. Update, and maintain UAT standards and processes, drive adoption of test practices and ensure adherence to standards and processes. Coordinate the setup of UAT teams across supported programs and projects. Manage all test analysts and ensure the team is receiving the appropiate tools, training and resources to achieve a successful UAT. Clear communication as the point of contact for the UAT team and all testing matters throughout the project life cycle. Provide UAT level-of-effort estimates and schedules
- Extensive experience with the following ecommerce integrations and configurations for content, content acceleration, and analytics: Adobe/Scene7, Akamai Dynamic Site Accelerator, Keynote, Coremetrics. Superior critical thinking skills and problem-solving ability; Keynote, Gomez, HTML, CSS, JavaScript, Ruby, Selenium.
- Hands-on experience with Load testing testing tools Soasta cloudtest Using AWS Amazon cloud hosting and Jmeter; ability to write Load Testing scripts and audit results of Load tests
- Experience being liaison to third-party site hosting and monitoring service provider, AWS Amazon and Verizon Business
- Familiarity with site tuning on ecommerce platforms across all browsers, including Mobile, iPad, especially ATG and Coldfusion, including ability to understand network throughput, database, application and web tier capacity metrics and tuning, and external factors including browser type and version
- Drive root cause analysis and issue resolution, Generate custom studies and reports as required or requested by the IT and business teams
- Managed all code releases and deployments from Dev environment to QA, Stage, UAT and finally to Production using Ruby. Watchdog third-party bandwidth consumption: Scene7, Akamai, etc.
- Participate in code review and quality assurance efforts; anticipate issues that could disrupt normal production activities and initiate corrective action
- Experience with complex ecommerce integrations, especially ATG (JBoss) and Ruby on Rail/Ruby
- Lead performance analyst with hands-on experience with HP testing tools, Akamai, and capacity metrics at all infrastructure tiers
- Ability to communicate clearly and effectively in written and spoken English to technical and business individuals at all levels of the organization. Ability to translate Agile/Scrum based Epics into Jira user stories and track bugs in Jira in each release interation.
- Ability to work cooperatively and consultatively with senior architects, developers, business analysts, project managers, and third-party service providers as well as the ability to work under time constraints in a fast-paced, dynamic environment.

2004 – 2009        **Almac Clinical Technologies**        Yardley, PA

*Senior System Test Engineer/Quality Assurance Team Manager*

- Use software test methodologies to write and execute functional, system, performance, and usability/compatibility test plans and test cases for automated and manual tests related to Web, Phone, Server and PC based systems. Log, recreate and track errors through to resolution. Write test reports and maintain significant levels of test documentation. Ensure communication of project test status to project team members and always complete the timely delivery of all test deliverables by the scheduled online date. Participate in requirements, system/database design, and code reviews. Maintain test and Change Management metrics; mentor other test analysts, and work with management to develop effective ways to increase system reliability and quality.
- Managing my own team of QA analyst

- Assess the complexity of company IVR voicesystems; create detailed scenario analysis tables and flow charts to map all possible CTR system scenarios.
- Lead department training and mentoring; act as a SME for department change management SME.
- Provide training on test process for new employee during orientation; mentor subordinates and facilitate subordinate training.
- Review work of new employees until deemed trained; prioritize subordinates workload; escalate conflicting schedules to Managers.
- Coordinate Project test effort when multiple test analysts are on your team; assist in assessing timeline deliverables.
- Provide work status reports to managers, participate in project status meetings & lead group meetings, as needed.
- Ensure the timely delivery of all client (internal and external) deliverables & ensure full understanding of, and compliance to, the SDLC.
- Define logical, risk-based test approach for each project assigned to you & perform peer review quality check of test documentation.
- Participate in ongoing process improvement, and recommend process changes.
- Participate in client and FDA system audits as required & assist quality assurance with responses to audit findings.
- Ability to meet aggressive project timelines, while sustaining high performance, and high quality.
- Familiarity with EDI, Data Transfers, relational databases (SQL Server) and SQL (Query language) skills.
- Provide technical leadership and expertise within cross-functional project teams.
- Assist project team with high-level logical architecture through low-level detailed design and implementation.
- Assist with requirements gathering and analysis process, including the decomposition of Business requirements to Functional requirements and the distillation of Functional requirements into a high-level system design via continued involvement in all SDLC phases with 21 CRF part 11 compliance.
- Create automated test Scripts with Mercury Load Runner, Mercury Quick test pro.

### *(while performing my normal duties at Almac, I picked up the below duties as well)*

2008 – 2009                **Almac Clinical Technologies**                Yardley, PA
*Automation Engineer Monitor/Senior Network Application Test Analyst/Team leader*
- Performing Automated test with Selenium and Watir automated testing tool
- Performing Load Test with Loadrunner load testing tool
- Plan/design and execute large scale network server performance test,
- Analyze server stress load and test boundaries
- Assist in requirements gathering for in-house server application specifications
- Perform server application functional test, verify application functionality per specification
- Monitor network servers for object reference errors, perform server resets as needed.
- Query the live database to look for process IDs from server timeouts, contact DBA's as needed.
- Monitor incoming server volume and CPU usage hourly.

2004 – 2004                **Burlington Coat Factory Corporate HQ**                Burlington, NJ
*Lead Quality Assurance Analyst*
- As a Lead Quality Assurance Analyst my ongoing project was to develop user specifications, test documentation and a complex scenario analysis for the 3waymatch inventory system. As well as test/validate the GUI form, system triggers and verify system calculations. The 3waymatch form matches the invoices, receipt of goods and payment receipts together to verify that all goods have been purchased, shipped and received by BCF. The systems new version was updated to include taxes, debits, credit and special discounts. The 3waymatch form calculates over 2 billion dollars worth of invoices and is the primary calculation tool used by the company.
- My secondary projects were to test and analyze BCF's Gross margin system, which calculated the company's gross profits by the specified year. As well as the new layaway database reports system, the system totals the open layaways of all nationwide stores for early reporting for the fiscal year.
- Analyzed and reviewed all system requirements and converted them into useful test plans, as well as developed and maintained detailed documentation on all test projects assigned to my self or subordinate tester I mentored.
- Pushed projects through the complete QA life cycle to resolution.
- Developed detailed test pass acceptance criteria while ensuring the creation and execution of test cases, test plans and automated test scripts for each project assigned.
- Carried out troubleshooting and suggesting problem resolution on all scripts, forms, programs and applications used by BCF.
- Tested multiple projects at once, when a defect was found log the bug into our tracking database with QA notes and descriptions to facilitate in the resolution of the problem.
- Provide status reports to QA management and project managers on a weekly basis and attend the bimonthly project team meeting to update the stakeholders and project managers of my progress.
- Executed automated testing script for various company testing projects
- Created SQL scripts for Oracle 10g database during data verification processes

2002 - 2004                **NASA/Atmospheric Science Dept.**                Hampton, VA
*Quality Assurance Analyst (Research Intern)*

- Participated in a research program with NASA in conjunction with the Atmospheric Science Department of Hampton University to validate incoming data and create automated test scripts using IDL. Our test scripts compared and verified data from the experimental NASA satellite SABER. The data was complied and imported into our program, which then graphed, plotted and compared the unverified SABER satellite data to data from verified ground based instruments around the globe. We then analyzed and compared the created graphs to validate the experimental data, and test the accuracy of the experimental SABER satellite. Our testing and quality assurance team was instrumental in the validation of the satellite for NASA.
- Automated script creation using IDL, an Interactive Data Language used for data analysis.
- Data mining and SQL script creation to find and format incoming data.
- Bi-monthly presentations on our findings, to the department Chairman and colleagues.
- Participated in research presentations and collaborate with my research team and Chairman to have our results published in multiple science journals.

2000 - 2002                  **NASA/Computer Science Dept.**                  Hampton, VA

*Software Development (Research Intern)*
- Participated in a project to code a Graphical User Interface which allowed the user to easily enter their input and correctly displayed system output. This was an add-on to an existing system that simulated airplane flight through different atmospheric conditions using a FORTRAN program called TRACFOIL. The GUI displayed graphs and all vital data, and it also made it easy to enter data into the program making TRACFOIL very user friendly.
- Drafting of a user requirements specifications document and a functional user specifications document that was archived to help all other system users understand the high level logic of the system.